UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File No.:  1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent issues new convertible bonds as first measure in The Shift Plan with objective of reprofiling its debt

Issuance of bonds to be converted into and/or exchangeable for new or existing shares (OCEANE) maturing on 1 July  2018 for a nominal amount of approximately EUR 550 million, which may be increased to a maximum nominal amount of approximately EUR 630 million if the over-allotment option is exercised in full.

Paris, 26 June 2013 – Alcatel-Lucent (Euronext Paris and NYSE: ALU, the “Company”) announces that it has launched today an issuance of OCEANE maturing on 1 July 2018 (the “Bonds”) in an initial nominal amount of approximately EUR 550 million, which may be increased by 15% to reach a maximum nominal amount of approximately EUR 630 million if the over-allotment option granted to the Joint Lead Managers and Joint Bookrunners is exercised in full at the latest on 1 July 2013.

The objective of the issuance, which is part of the Shift Plan (Alcatel-Lucent’s three-year program to industrially reposition the company as a specialist in IP Networking and Ultra-broadband, while significantly reducing costs and addressing its debt profile), is to extend the maturity of the group’s indebtedness.

The par value of each Bond will correspond to an issue premium between 30% and 37% over Alcatel-Lucent’s reference share price1 on the regulated market of NYSE-Euronext in Paris (“Euronext Paris”). The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential adjustments.

The Bonds will bear interest, at an annual rate of between 4.25% and 5% payable semi-annually in arrears on 1 January and 1 July of each year, commencing 1 January 2014 (or the following business day if such date is not a business day). For the period from and including 3 July 2013, the issue date, up to and including 31 December 2013, the amount of interest that will be payable on 1 January 2014 (or on the following business day if such date is not a business day) will be calculated prorata temporis.

The Bonds will be issued at par on 3 July 2013 and will be redeemed at par on 1 July 2018. At the option of Alcatel-Lucent, the Bonds may be subject to an early redemption under certain conditions.

The Bonds will be rated by Moody’s and Standard & Poor’s.

This transaction will be the subject of a prospectus, which will be submitted to the approval of the Autorité des marchés financiers (the “AMF”) in order to list the Bonds on Euronext Paris.

The determination of the final terms of the issuance is expected on 26 June 2013.

1                     The reference share price will be the volume weighted average price of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on 26 June 2013 until the final terms of the Bonds are determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The Bonds will only be subject to a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the French Monetary and Financial Code (Code monétaire et financier), without a public offering in any country (including France).

On 21 June 2013, Standard & Poor’s lowered the ratings of Alcatel-Lucent and its subsidiary Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities issued by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Alcatel-Lucent group long-term unsecured debt from CCC+ to CCC.

Alcatel-Lucent’s long-term debt is rated Caa1 by Moody’s (rating date: 4 December 2012), with a negative outlook since 4 December 2012.

This press release does not constitute a subscription offer, and the offering of the Bonds does not constitute a public offering in any country, including France.

This is an abbreviated version of a more detailed press release which can be found online at
http://resources.alcatel-lucent.com/forms/press20130624EN.cfm.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (1)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in any country.

This press release does not constitute a public offering of securities or a subscription offer and shall not be considered as destined to solicit the public interest with a view to a public offering in any country.

The Bonds will be offered only by way of private placement in France and outside of France (except in the United States of America, Canada, Japan and Australia) to persons referred to in article L. 411-2 II of the French Monetary and Financial Code. The listing of the Bonds on the regulated market of NYSE Euronext in Paris will be subject to a prospectus to be approved by the AMF.

The Bonds will not be offered, directly or indirectly, to the public in France. Any offer of Bonds or distribution of any offering material relating to the Bonds will be made in France only to (i) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) or (ii) qualified investors acting for their own account as defined under articles L. 411-2 et D. 411-1 of the French Monetary and Financial Code and in accordance with articles L. 411-1 et L. 411-2 of the French Monetary and Financial Code.

Securities may not be offered or sold in the United States of America, or on behalf or for the benefit of US persons (as such term is defined in Regulation S under the US Securities Act) absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, (“US Securities Act”). The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act and Alcatel-Lucent does not intend to make a public offer of such securities in the United States of America. This notice is issued pursuant to Rule 135(c) of the U.S. Securities Act, as amended.

In member states of European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) other than France, this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in an investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Regulation”), (iii) persons referred to in Article 49(2) (a) to (d) of the Regulation (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The Bonds are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

Stabilization

The stabilizing agent (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 26 June 2013, to intervene so as to stabilize the market for the Bonds and/or possibly the Company’s shares in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated 22 December 2003. Such interventions may be interrupted at any time, if any, but at the latest on 1 July 2013. Such interventions may stabilize the price of the Company’s shares and of the Bonds. Such interventions may also affect the price of the Company’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent announces the final terms of the issuance of new convertible bonds (subject to the approval (visa) of the Autorité des marchés financiers)

Paris, 26 June 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU, the “Company”) launched today an issuance of OCEANE maturing on 1 July 2018 (the “Bonds”) in an initial nominal amount of approximately EUR 547.8 million. The nominal value per Bond has been set at EUR 1.80, giving a premium of approximately 37% over the reference share price of Alcatel-Lucent’s shares1 listed on the regulated market NYSE-Euronext in Paris (“Euronext Paris”).

The objective of the issuance, which is part of the Shift Plan (Alcatel-Lucent’s three-year program to industrially reposition the company as a specialist in IP Networking and Ultra-broadband, while significantly reducing costs and addressing its debt profile), is to extend the maturity of the group’s indebtedness.

The nominal amount of the issuance may be increased by a maximum of approximately 15% to a maximum nominal amount of approximately EUR 628.9 million if the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full no later than 1 July 2013.

The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential adjustments.

The Bonds will bear interest, at an annual rate of 4.25%, payable semi-annually in arrear on 1 January and 1 July of each year, commencing 1 January 2014 (or, if it is not a business day, the following business day), i.e. approximately EUR 0.03825 per Bond and each semester. With respect to the period from and including 3 July 2013, the issue date, up to and including 31 December 2013, the amount of interest that will be payable on 1 January 2014 (or on the following business day if such date is not a business day), will amount to approximately EUR 0.03794 per Bond.

The Bonds will be issued at par on 3 July 2013 and will be redeemed at par on 1 July 2018. At the option of Alcatel-Lucent, the Bonds may be subject to an early redemption under certain conditions.

The Bonds are rated CCC by Standard & Poor’s and will be rated by Moody’s.

Michel Combes, Chief Executive Officer of the Company, states: “This new bond issue is the first step in the EUR 2 billion reprofiling of our debt while reducing our financial costs as set out in the Shift Plan we announced last week. We are pleased by the positive market reception as evidenced by the large over-subscription. We will continue to seek out positive opportunities to further strengthen the financials underpinning of the Shift Plan.”

A prospectus has been submitted to the approval of the Autorité des marchés financiers (the “AMF”) in order to list the Bonds on Euronext Paris.

The Bonds were only subject to a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the French Monetary and Financial Code (Code monétaire et financier), without public offering in any country (including France).

1                     The reference share price is the volume weighted average price of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on 26 June 2013 until the final terms of the Bonds are determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The Company’s long-term debt is rated Caa1 by Moody’s (rating date: 4 December 2012), with a negative outlook since 4 December 2012 and CCC by Standard & Poor’s (rating date: 21 June 2013), with a stable outlook since 21 June 2013.

This press release does not constitute a subscription offer, and the offering of the Bonds does not constitute a public offering in any country, including France.

This is an abbreviated version of a more detailed press release which can be found online at
http://resources.alcatel-lucent.com/forms/press20130624EN.cfm.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (1)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in any country.

This press release does not constitute a public offering of securities or a subscription offer and shall not be considered as destined to solicit the public interest with a view to a public offering in any country.

The Bonds have been offered only by way of private placement in France and outside of France (except in the United States of America, Canada, Japan and Australia) to persons referred to in article L. 411-2 II of the French Monetary and Financial Code. The listing of the Bonds on the regulated market of NYSE Euronext in Paris will be subject to a prospectus to be approved by the AMF.

The Bonds are not be offered, directly or indirectly, to the public in France. Any offer of Bonds or distribution of any offering material relating to the Bonds are made in France only to (i) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) or (ii) qualified investors acting for their own account as defined under articles L. 411-2 et D. 411-1 of the French Monetary and Financial Code and in accordance with articles L. 411-1 et L. 411-2 of the French Monetary and Financial Code.

Securities may not be offered or sold in the United States of America, or on behalf or for the benefit of US persons (as such term is defined in Regulation S under the US Securities Act) absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, (“US Securities Act”). The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act and Alcatel-Lucent does not intend to make a public offer of such securities in the United States of America. This notice is issued pursuant to Rule 135c under the U.S. Securities Act, as amended.

In member states of European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) other than France, this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in an investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Regulation”), (iii) persons referred to in Article 49(2) (a) to (d) of the Regulation (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The Bonds are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

Stabilization

The stabilizing agent (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 26 June 2013, to intervene so as to stabilize the market for the Bonds and/or possibly the Company’s shares

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated 22 December 2003. Such interventions may be interrupted at any time, if any, but at the latest on 1 July 2013. Such interventions may stabilize the price of the Company’s shares and of the Bonds. Such interventions may also affect the price of the Company’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent announces the approval (visa) of the Autorité des marchés financiers on the prospectus of the issuance of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) maturing on 1 July 2018

Paris, 26 June 2013 – Alcatel-Lucent (Euronext Paris and NYSE: ALU, the “Company”) launched today an issuance of OCEANE maturing on 1 July 2018 (the “Bonds”) in an initial nominal amount of approximately EUR 547.8 million, of which the nominal value per Bond has been set at EUR 1.80 giving a premium of approximately 37% over the reference share price of Alcatel-Lucent’s shares1 listed on the regulated market NYSE-Euronext in Paris (“Euronext Paris”).

The objective of the issuance, which is part of the Shift Plan (Alcatel-Lucent’s three-year program to industrially reposition the company as a specialist in IP Networking and Ultra-broadband, while significantly reducing costs and addressing its debt profile), is to extend the maturity of the group’s indebtedness.

The nominal amount of the issuance may be increased by a maximum of approximately 15% to a maximum nominal amount of approximately EUR 628.9 million if the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full no later than 1 July 2013.

The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential adjustments.

The Bonds will bear interest, at an annual rate of 4.25%, payable semi-annually in arrear on 1 January and 1 July of each year, commencing on 1 January 2014 (or, if such date is not a business day, the following business day), i.e. approximately EUR 0.03825 per Bond and each semester. With respect to the period from and including 3 July 2013, the issue date, up to and including 31 December 2013, the amount of interest that will be payable on 1 January 2014 (or on the following business day if such date is not a business day), will amount to approximately EUR 0.03794 per Bond.

The Bonds will be issued at par on 3 July 2013 and will be redeemed at par on 1 July 2018. At the option of Alcatel-Lucent, the Bonds may be subject to an early redemption under certain conditions.

The Bonds are rated CCC by Standard & Poor’s and Caa1 by Moody’s.

The Autorité des marchés financiers (the “AMF”) has approved the listing prospectus of the Bonds on Euronext Paris under number13-305 dated 26 June 2013.

The Bonds were only subject to a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the

1       The reference share price is the volume weighted average price of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on 26 June 2013 until the final terms of the Bonds are determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

French Monetary and Financial Code (Code monétaire et financier), without a public offering in any country (including France).

The Company’s long-term debt is rated Caa1 by Moody’s (rating date: 4 December 2012), with a negative outlook since 4 December 2012 and CCC by Standard & Poor’s (rating date: 21 June 2013), with a stable outlook since 21 June 2013.

This press release does not constitute a subscription offer, and the offering of the Bonds does not constitute a public offering in any country, including France.

This is an abbreviated version of a more detailed press release which can be found online at
http://resources.alcatel-lucent.com/forms/press20130624EN.cfm.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (1)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in any country.

This press release does not constitute a public offering of securities or a subscription offer and shall not be considered as destined to solicit the public interest with a view to a public offering in any country.

The Bonds have been offered only by way of private placement in France and outside of France (except in the United States of America, Canada, Japan and Australia) to persons referred to in article L. 411-2 II of the French Monetary and Financial Code. The listing of the Bonds on the regulated market of NYSE Euronext in Paris will be subject to a prospectus to be approved by the AMF.

The Bonds have not been offered, directly or indirectly, to the public in France. Any offer of Bonds or distribution of any offering material relating to the Bonds has been made in France only to (i) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) or (ii) qualified investors acting for their own account as defined under articles L. 411-2 et D. 411-1 of the French Monetary and Financial Code and in accordance with articles L. 411-1 et L. 411-2 of the French Monetary and Financial Code.

Securities may not be offered or sold in the United States of America, or on behalf or for the benefit of US persons (as such term is defined in Regulation S under the US Securities Act) absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, (“US Securities Act”). The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act and Alcatel-Lucent does not intend to make a public offer of such securities in the United States of America. This notice is issued pursuant to Rule 135c under the U.S. Securities Act, as amended.

In member states of European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) other than France, this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in an investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Regulation”), (iii) persons referred to in Article 49(2) (a) to (d) of the Regulation (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The Bonds are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

Stabilization

The stabilizing agent (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 26 June 2013, to intervene so as to stabilize the market for the Bonds and/or possibly the Company’s shares in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated 22 December 2003. Such interventions may be interrupted at any time, if any, but at the latest on 1 July 2013. Such interventions may stabilize the price of the Company’s shares and of the Bonds. Such interventions may also affect the price of the Company’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent announces the exercise in full of the over-allotment option increasing the amount of the issuance of the new bonds convertible into and/or exchangeable for new or existing shares (OCEANE) maturing on 1 July 2018 to approximately EUR 629 million

Paris, 27 June 2013 — Alcatel-Lucent (Euronext Paris and NYSE : ALU, the “Company”) launched on 26 June 2013 an issuance of OCEANE maturing on 1 July 2018 (the “Bonds”).

The Joint Leaders and Joint Bookrunners of the issuance have informed the Company that they exercise in full on this date their over allotment option.

Therefore, the amount of the issuance was increased to EUR 628,946,424 corresponding to 349,414,680 Bonds.

Furthermore, the stabilizing agent, informed the Company that no stabilization was carried out during the stabilization period, which began on 26 June 2013 and ended today.

The expected date of issuance and settlement and delivery of the Bonds is 3 July 2013.

The Bonds were only subject to a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the French Monetary and Financial Code (Code monétaire et financier), without a public offering in any country (including France).

The Bonds are rated CCC by Standard & Poor’s and Caa1 by Moody’s.

The Company’s long-term debt is rated Caa1 by Moody’s (rating date: 4 December 2012), with a negative outlook since 4 December 2012 and CCC by Standard & Poor’s (rating date: 21 June 2013), with a stable outlook since 21 June 2013.

This press release does not constitute a subscription offer, and the offering of the Bonds does not constitute a public offering in any country, including France.

This is an abbreviated version of a more detailed press release which can be found online at
http://resources.alcatel-lucent.com/forms/press20130624EN.cfm.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (1)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in any country.

This press release does not constitute a public offering of securities or a subscription offer and shall not be considered as destined to solicit the public interest with a view to a public offering in any country.

The Bonds have been offered only by way of private placement in France and outside of France (except in the United States of America, Canada, Japan and Australia) to persons referred to in article L. 411-2 II of the French Monetary and Financial Code. The listing of the Bonds on the regulated market of NYSE Euronext in Paris was the subject of the Prospectus approved by the AMF.

The Bonds have not been offered, directly or indirectly, to the public in France. Any offer of Bonds or distribution of any offering material relating to the Bonds will be made in France only to (i) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) or (ii) qualified investors acting for their own account as defined under articles L. 411-2 et D. 411-1 of the French Monetary and Financial Code and in accordance with articles L. 411-1 et L. 411-2 of the French Monetary and Financial Code.

Securities may not be offered or sold in the United States of America, or on behalf or for the benefit of US persons (as such term is defined in Regulation S under the US Securities Act) absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, (“US Securities Act”). The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act and Alcatel-Lucent does not intend to make a public offer of such securities in the United States of America. This notice is issued pursuant to Rule 135c under the U.S. Securities Act, as amended.

In member states of European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) other than France, this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in an investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Regulation”), (iii) persons referred to in Article 49(2) (a) to (d) of the Regulation (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The Bonds are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2013	Alcatel Lucent

	By:	/s/ PAUL TUFANO
	Name:	Paul Tufano
	Title:	Chief Financial Officer